CUSIP No. 781295100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Amendment No. 1)

Under the Securities Exchange Act of 1934

rue21, inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
781295100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]       Rule 13d-1(b)
[  ]       Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Equity Fund II, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	6,952,861 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	6,952,861 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,952,861 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	28.6% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 24,324,863 shares of Common Stock outstanding as of December 1, 2010, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 8, 2010.

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Investment Fund II
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	139,057 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	139,057 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	139,057 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0.6% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 24,324,863 shares of Common Stock outstanding as of December 1, 2010, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 8, 2010.

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Saunders Karp & Megrue Partners, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	7,091,918 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	7,091,918 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,091,918 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	29.2% **
12)	Type of Reporting Person	OO

*   Represents 6,952,861shares held by SKM Equity Fund II, L.P. and 139,057 shares held by SKM Investment Fund II  as of December 31, 2010.
** Based on 24,324,863 shares of Common Stock outstanding as of December 1, 2010, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 8, 2010.

CUSIP No. 781295100

Amendment No. 1 to Schedule 13G

Reference is hereby made to the Statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 2, 2011 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended as follows:

Item 4.      Ownership.

(a) through (c):  The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G, and is incorporated herein by reference thereto.

CUSIP No. 781295100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2011

SKM EQUITY FUND II, L.P.
By:	SKM Partners, L.P., its General Partner
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SKM INVESTMENT FUND II
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SAUNDERS KARP & MEGRUE PARTNERS, L.L.C.
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member